

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

December 31, 2008

Via mail and facsimile

Bill L. Fairfield
Chief Executive Officer
*info*GROUP Inc.
5711 South 86th Circle
Omaha, Nebraska 68127

> **RE:** *info*GROUP Inc.
> **Form 10-K for the Year ended December 31, 2007**
> **File No. 000-19598**
> **Filed August 8, 2008**

Dear Mr. Fairfield:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should amend your Form 10-K in response to these comments.   If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1A. Risk Factors, page 12

1.   Some of your risk factor headings and disclosure are too vague and generic to adequately reflect the risks to the company or investors. Please review your risk factor section and revise your risk factor disclosure in future filings, as appropriate. In this regard, please do not present risks that could apply to any issuer in your industry or any other industry. If you elect to retain any of the general risk factors in your document, you must clearly explain how they apply to the company, your investors, and/or your industry, including providing examples of how the risks are currently impacting you or have impacted you in the past. Examples of generic risk factor disclosure include the following:

- We are highly dependent on key personnel…, page 15;
- Fluctuations in our operating results may result in decreases…, page 15;
- Our ability to increase our revenues will depend to some extent upon introducing new products and services…, page 15;
- Our business would be harmed if we do not successfully integrate future acquisitions, page 16; and
- Our international operations subject us to additional risks…, page 17

We have identified material weaknesses in our internal control…, page 13

2.   Quantify the costs spent on addressing your control deficiencies and your efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

Our potential indemnification obligations and limitations of our director and officer liability insurance may have a material adverse effect…, page 13

3.   Clarify whether your indemnification obligations remain in effect if your current or former directors and officers are found to have committed securities violations.

Our government contracts are subject to audits and cost adjustments…, page 19

4.   We note the statements concerning possible ramifications arising from any U.S. federal government audit, particularly with respect to cost allocation. If material, disclose whether any of the various related party transactions, expense reimbursements and corporate expenditures that the Special Litigation Committee found to be excessive were allocated to any government contracts.

Item 9A. Controls and Procedures, page 41

A. Investigation by the Special Committee, page 41

5.   Please revise to discuss more specifically the review conducted by the Special Litigation Committee, its findings, and the bases for its findings that various related party transactions, expense reimbursements and corporate expenditures were excessive.

B. Evaluation of Disclosure Controls and Procedures, page 45

6.   Please revise to explain more specifically why the material weaknesses in the company's internal control over financial reporting led your Chief Executive Officer and Chief Financial Officer to conclude that the company's disclosure controls and procedures were not effective.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 54

Executive Compensation Decisions for Fiscal Year 2007, page 59

7.   We note that awards pursuant to the annual cash incentive plan are tied to the achievement of specified performance targets. Please disclose the actual performance targets set for the achievement of bonus payments for each named executive officer, as well as the threshold, target, and maximum levels for each performance measure. Additionally, please describe the interpolation process undertaken. If you believe that disclosure of performance goals is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, discuss how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance goal. Note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Other Personal Benefits and Perquisites, page 61

8.   Please discuss the company's and compensation committee's policies and decisions regarding personal benefits and perquisites that led to the amounts paid to each named executive officer during 2007. Discuss the extent to which the policies and decisions varied among the named executive officers and why. Discuss how the policies and decisions resulted in excessive expense reimbursements and corporate expenditures. Discuss how the decisions made regarding this element of compensation fit within the company's compensation objectives.

Item 13. Certain Transactions, page 73

9.   Please revise this section to specifically identify the related party transactions referenced in the penultimate paragraph of this section. Discuss whether the company's policies and procedures regarding the review, approval or ratification of related party transactions were followed.

        Please amend your Form 10-K and respond to these comments within 10 business days of the receipt of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please

Bill L. Fairfield
*info*GROUP Inc.
December 31, 2008
Page 4

understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director